Exhibit 99.9

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated March 12, 2026 and effective December 31, 2025, evaluating the proved and probable petroleum and natural gas reserves attributable to Greenfire Resources Ltd. and its affiliates (collectively, the “Company”), which is entitled “Greenfire Resources Ltd., Hangingstone Properties, Evaluation of Bitumen Reserves, based on Forecast Prices and Costs, As of December 31, 2025” (the “Report”).

We hereby consent to the references to our name in the Company’s Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statement No. 333-282275 on Form F-3 and Registration Statement No. 333-277054 on Form S-8 of the Company and to the use of the Report.

We also confirm that we have read the Company’s Annual Information Form for the year ended December 31, 2025 dated March 12, 2026, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

Yours truly,

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Michael Verney
Michael Verney, P. Eng.
Executive Vice President
Calgary, Alberta, Canada

March 12, 2026

2000, Eighth Avenue Place, East Tower, 525 – 8 Avenue SW, Calgary, AB, T2P 1G1      Tel: (403) 262-5506      www.mcdan.com